UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40680

MeridianLink, Inc.
(Exact name of registrant as specified in its charter)

1 Venture, Suite 235
Irvine, CA 92618
(714) 708-6950
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*
On October 24, 2025, pursuant to the Agreement and Plan of Merger, dated as of August 11, 2025 (the “Merger Agreement”), by and among MeridianLink, Inc., a Delaware corporation (the “Company”), ML Holdco, Inc. (as successor to ML Holdco, LLC), a Delaware corporation (“Parent”), and ML Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, MeridianLink, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 3, 2025

MERIDIANLINK, INC.

	By:	/s/ Laurence E. Katz
	Name:	Laurence E. Katz
	Title:	Chief Executive Officer and President